Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 31, 2025

Eldorado Gold Reports Strong Q2 2025 Financial and Operational Results; Maintains 2025 Production Guidance; Skouries On Track for Q1 2026
(All amounts expressed in U.S. dollars unless otherwise noted)

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2025. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.
Second Quarter 2025 Highlights
Operations
•Gold production: 133,769 ounces was higher than planned for the quarter due to accelerated inventory drawdowns at Kisladag and higher grade and throughput as Lamaque accelerated the processing of a portion of the second bulk sample from Ormaque.
•Gold sales: 131,489 ounces at an average realized gold price per ounce sold1 of $3,270.
•Production costs: $162.2 million in Q2 2025.
•Total cash costs1: $1,064 per ounce sold in Q2 2025.
•All-in sustaining costs ("AISC")1: $1,520 per ounce sold in Q2 2025.
•Total capital expenditures: $240.9 million, including $117.0 million of project capital1 invested at Skouries, with activity focused on major earthworks and infrastructure construction and additionally $27.1 million of accelerated operational capital. Growth capital at the operating mines totalled $47.3 million and was primarily related to Kisladag for continued waste stripping, construction of the North Heap Leach Pad and related infrastructure and Lamaque for the development of Ormaque.
Financial
•Revenue: $451.7 million in Q2 2025.
•Net cash generated from operating activities from continuing operations: $158.2 million in Q2 2025.
•Cash flow from operating activities before changes in working capital1: $202.0 million in Q2 2025.
•Cash and cash equivalents: $1,078.6 million, as at June 30, 2025. Cash increased by $221.8 million compared to Q4 2024, primarily as a result of the higher gold price, the sale of G Mining Ventures shares in Q1 2025 and the Term Facility drawdown, partially offset by investment in growth capital and share buybacks.
•Net earnings attributable to shareholders from continuing operations: Net earnings attributable to shareholders of the Company was $139.0 million, or $0.68 per share.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")1: $211.8 million in Q2 2025.

1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2025 MD&A.

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•Adjusted net earnings2: $90.1 million or $0.44 per share in Q2 2025. Adjustments in Q2 2025 include a $22.8 million gain on foreign exchange due to the translation of deferred tax balances and a $18.7 million unrealized gain on derivative instruments, primarily from EUR-USD foreign currency forward contracts related to the Term Facility.
•Free cash flow2: Negative $61.6 million in Q2 2025 primarily due to continued investment in growth capital, partially offset by strong cash generated from operating activities. Free cash flow excluding capital expenditures at Skouries was $61.5 million.
•Skouries Project Term Facility: Drawdowns on the Term Facility during Q2 2025 totalled €154.1 million and year to date as at June 30, 2025 totalled €154.1 million.
Production and Cost Outlook
•The Company is maintaining its 2025 annual gold production guidance of 460,000 to 500,000 ounces, and based on first half performance we expect to be around the mid-point of the range. The recently enacted higher royalty rates in Turkiye, combined with sustained high gold prices are impacting royalty payments in Turkiye and Greece. This is expected to result in consolidated total cash costs2 and AISC2 for the full year to be at or above the high end of our guidance range of $980 to $1,080 and $1,370 to $1,470 per ounce sold, respectively.
Subsequent Events
•Royalties: Subsequent to quarter-end, effective July 24, 2025, amendments to the Turkish Mining Law entered into force, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. At spot prices, the expected impact of these royalty changes is approximately $15 per ounce to the consolidated total cash cost and AISC guidance range.
•Gold Collars - Term Facility: In accordance with the Skouries Project Term Facility, the Company entered into additional derivatives in July 2025 comprised of zero-cost collars, settled monthly from July 2027 through December 2027 covering 28,000 gold ounces. The collars have a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
Corporate
“Our second quarter results reflect strong operational execution," said George Burns, President and Chief Executive Officer. "Disciplined capital and cost management, coupled with sustained strength in gold prices generated free cash flow of $61.5 million from our operating portfolio, excluding capital invested at Skouries. During the quarter, we reached a key milestone at Kisladag with the four millionth ounce poured. Cumulatively, operations at Kisladag and Efemcukuru in Turkiye have now produced over five million ounces.
"At the Skouries Project, we continued to make steady progress, supported by a skilled team on site performing at or slightly above our productivity assumptions. As we advance, we are focused on matching the skilled workforce to relevant work fronts to support our plan to deliver first production of the copper-gold concentrate in Q1 2026, a key inflection point for the Company.
"We are well positioned to achieve full year guidance, and deliver significant production growth ahead of delivering lower unit costs over the next several years.
"Given the current gold environment, the strength of our global operations, the continued progress at Skouries, and supported by our robust balance sheet, we have repurchased and cancelled approximately $44.6 million of shares in the second quarter since amending and upsizing our NCIB in May this year."
Return of Capital to Shareholders
During the second quarter, Eldorado repurchased and cancelled 2,167,400 common shares under its normal course issuer bid (NCIB) at an average price of $20.57 (C$28.20) per share for a total of approximately $44.6 million (C$61.1 million). Subsequent to period end, Eldorado has repurchased an additional 680,953 shares in accordance with its NCIB at an average price of $20.29 (C$27.71) per share for total consideration of $13.8 million (C$18.9 million).
2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2025 MD&A.

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Skouries Highlights
The Skouries Project, part of the Kassandra Mines complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper.
Capital Estimate and Schedule
On February 5, 2025, the Company announced an update to the project schedule and project capital cost estimate, primarily as a result of continued labour market tightness in Greece. The project capital cost incorporates an increase of approximately $143 million, to total $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. The project remains fully funded.
First production of the copper-gold concentrate is expected in Q1 2026 and commercial production is expected in mid-2026, with 2026 gold production projected to be between 135,000 and 155,000 ounces and copper production projected to be between 45 and 60 million pounds.
Project capital totalled $117.0 million in Q2 2025 and $200.9 million during the six months ended June 30, 2025. Accelerated operational capital was $27.1 million in Q2 2025 and $33.5 million during the six months ended June 30, 2025. At June 30, 2025, cumulative project capital invested towards Phase 2 of construction totalled $705.7 million3 and the cumulative accelerated operational capital totalled $40.5 million.
In 2025, the project capital spend is expected to be between $400 and $450 million. In addition, the accelerated operational capital is expected to be between $80 and $100 million.
Construction Activities
As at June 30, 2025 overall project progress was 70% complete for Phase 2 of construction.
Filtered Tailings Plant
Work continues to progress on the filtered tailings building, which remains on the critical path. Structural steel installation was 51% complete at the end of the quarter and approximately 75% complete at the end of July. Mechanical work progressed with the installation of the six feeder conveyors and the collector conveyor completed in June. Assembly of the first filter press has commenced. The compressor building foundations are complete and steel structure assembly and mechanical installations are in progress.
The filter plant tank farm construction has progressed with foundations complete and all five tanks underway, with two at the final height.
Primary Crusher
Progress continues on the construction of the crusher building structure. The concrete has advanced to the second of three elevations above the foundation. The apron feeder and associated chutes have been installed and the bottom shell of the primary crusher is pre-assembled for installation in August. Conveyor foundations between the primary crusher and coarse ore stockpile are advancing along with the stockpile dome foundations. The reclaim tunnel concrete and escape tunnel concrete are complete. Pre-assembly of the three reclaim feeders and associated chute work has commenced for installation in Q3. Foundations for the process plant feed conveyor are also underway.
Process Plant
Work in the process plant continues to expand to additional work fronts for cable tray, cable, piping and mechanical installations. Mechanical installations are proceeding in the support infrastructure areas.
Work continues on the support infrastructure with the process plant substation, lime plant and flotation blower buildings structurally complete. Mechanical installations in the lime plant and flotation blower buildings are complete,
3Excludes capitalized depreciation of $2.3 million in Q2 2025, and $3.2 million for the six-month period ended June 30, 2025 (Q2 2024 - nil, 2024 - includes $3.2 million) and corporate allocations of $0.3 million in Q2 2025, and $0.7 million for the six-month period ended June 30, 2025 (Q2 2024 - nil, 2024 - includes $1.5 million)

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and the mechanical installations in the compressor building are underway. The control building structure has completed the fourth floor concrete and work is in progress on the final elevation.
Pre-commissioning of the concentrate filter presses is underway with completion anticipated in the coming weeks and pre-commissioning of the fire water pumping system has been completed. Water testing has been completed in the rougher flotation cells and has progressed to the cleaner flotation cells. Preparations are underway to start pre-commissioning of the pebble crusher.
Thickeners
Construction of the three tailings thickeners progressed on plan during the quarter. Concrete works and mechanical installations for two thickeners are complete. Work is advancing on the associated infrastructure with the pumphouse building structural and mechanical rough set complete, and pipe rack construction advancing. Water testing of the clarifier and water storage tank has been completed.
Integrated Extractive Waste Management Facility
During Q2 2025, foundation preparation for the Karatza Lakkos (KL) embankment commenced as planned with the development of the cut-off trench, drainage placement as well as engineered fill expected to commence in Q3 2025. The coffer dam continues to progress and is expected to be completed in Q3 2025. Bulk excavation in Water Management Pond 1 was completed as well as the bulk fill of Water Management Pond 2. Construction works in the low-grade ore stockpile are on-going with completion of the majority of drainage work expected in Q3 2025, followed by the commencement of placement in the lower section of the low-grade ore stockpile. Development and implementation of the water management plan is underway.
Underground Development
Underground access development rates accelerated during Q2 2025, and are currently achieving over 200 metres per month. At the end of Q2 2025, the 350-metre level was reached, which is the bottom level of the test stopes. The first test stope blasthole drilling commenced and progressed to 19% complete by the end of June 2025. Completion of the access development and mining of the first test stope are on track for the end of 2025. The ventilation was established during Q2 when the underground mine intersected an old surface decline, which is a part of the planned ventilation network.
Engineering, Procurement, and Operational Readiness
Engineering
Engineering works are substantially complete. The focus has been on closing out the remaining engineering activities and providing technical clarifications when required.
Procurement
All major procurement is complete. The focus continues on managing and expediting deliveries to support construction and the close-out of completed purchase orders.
Operations including Operational Readiness
Development of the first phase of the open pit mining Management Operating System is ongoing with several systems and processes being used in daily management of the surface earthworks. Most of the initial start-up phase of open pit equipment operators have been onboarded and training on the open pit mining equipment is well underway. Open pit mining commenced in July 2025. Most of the initial equipment is on-site and commissioned. Grade control drilling covering 44% of the Phase 1 open pit has been completed. Operational readiness efforts are ongoing in Safety, Asset Management, Processing, and Supply Chain areas. Middle management for key positions in open pit mining and mobile maintenance have been recruited and onboarded with supervisory capacity to be bolstered in Q3 2025.
Workforce
As at June 30, 2025, there were approximately 1,730 personnel working on site, including 272 Skouries employees of which 186 were Skouries operational personnel.

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Skouries Multimedia
•A progress update video can be found here: https://youtu.be/Yl2xPAsQI4Y
•To view a time lapse of the filtered tailing plant installation, please visit: https://youtu.be/tQf9B0JZSAk
•Photos of the construction progress at Skouries can be viewed and downloaded via this link:
https://eldoradogold.getbynder.com/share/57912FC2-C2D2-4E36-B2DA2D7FC8DA0AF4/

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Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
Revenue	$451.7	$297.1	$807.0	$555.1
Gold produced (oz)	133,769	122,319	249,662	239,430
Gold sold (oz)	131,489	121,226	247,752	237,234
Average realized gold price ($/oz sold) (2)	$3,270	$2,336	$3,112	$2,214
Production costs	162.2	127.8	310.5	250.8
Total cash costs ($/oz sold) (2,3)	1,064	940	1,106	931
All-in sustaining costs ($/oz sold) (2,3)	1,520	1,331	1,538	1,297
Net earnings for the period (1)	138.0	55.5	210.4	89.1
Net earnings per share – basic ($/share) (1)	0.67	0.27	1.03	0.44
Net earnings per share – diluted ($/share) (1)	0.67	0.27	1.02	0.44
Net earnings for the period continuing operations (1,4)	139.0	56.4	211.0	91.6
Net earnings per share continuing operations – basic ($/share) (1,4)	0.68	0.28	1.03	0.45
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.67	0.27	1.02	0.45
Adjusted net earnings continuing operations (1,2,4)	90.1	66.6	146.5	121.8
Adjusted net earnings per share continuing operations - basic ($/share)(1,2,4)	0.44	0.33	0.72	0.60
Net cash generated from operating activities (4)	158.2	112.2	288.6	207.5
Cash flow from operating activities before changes in working capital (2,4)	202.0	132.2	338.5	240.5
Free cash flow (2,4)	(61.6)	(32.0)	(91.0)	(63.0)
Free cash flow excluding Skouries (2,4)	61.5	33.9	129.4	67.6
Cash and cash equivalents	1,078.6	595.1	1,078.6	595.1
Total assets	6,303.8	5,280.6	6,303.8	5,280.6
Debt	1,157.1	748.0	1,157.1	748.0
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment.
Total revenue increased to $451.7 million in Q2 2025 from $297.1 million in Q2 2024 and to $807.0 million in the six months ended June 30, 2025, from $555.1 million in the six months ended June 30, 2024. The increases in both three and six-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production costs increased to $162.2 million in Q2 2025 from $127.8 million in Q2 2024 and to $310.5 million in the six months ended June 30, 2025 from $250.8 million in the six months ended June 30, 2024. Increases in both periods were driven by higher gold volumes sold as well as increases in royalties, with the latter accounting for roughly one third of the increase to production costs. The remainder relates primarily to rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of local currency, as well as at Lamaque, where additional costs were incurred in labour and contractors due to the deepening of the production centre of the Triangle Mine, which results in increased haulage distance, equipment and personnel requirements.
Total cash costs4 averaged $1,064 per ounce sold in Q2 2025, an increase from $940 in Q2 2024, and $1,106 the six months ended June 30, 2025 from $931 in the six months ended June 30, 2024. The increases in both the three and six-month periods were primarily due to higher royalty expense driven by higher gold prices, as well as impacts from labour costs.

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AISC per ounce sold4 averaged $1,520 in Q2 2025, an increase from $1,331 in Q2 2024, and $1,538 the six months ended June 30, 2025 from $1,297 in the six months ended June 30, 2024, with the increases in both the three and six-month periods due to higher total cash costs combined with higher sustaining capital expenditures.
Eldorado reported net earnings attributable to shareholders from continuing operations of $139.0 million ($0.68 earnings per share) in Q2 2025 compared to net earnings of $56.4 million ($0.28 earnings per share) in Q2 2024 and net earnings of $211.0 million ($1.03 earnings per share) in the six months ended June 30, 2025 compared to net earnings of $91.6 million ($0.45 earnings per share) in the six months ended June 30, 2024. The increases in net earnings in both the three and six-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales, partially offset by higher production costs. In the quarter, earnings were also partially offset by higher income tax expense.
Adjusted net earnings4 was $90.1 million ($0.44 adjusted earnings per share) in Q2 2025 compared to adjusted net earnings of $66.6 million ($0.33 adjusted earnings per share) in Q2 2024. Adjustments in Q2 2025 include a $22.8 million gain on foreign exchange due to the translation of deferred tax balances and a $18.7 million unrealized gain on derivative instruments, primarily from EUR-USD foreign currency forward contracts related to the Term Facility.
Adjusted net earnings4 was $146.5 million ($0.72 earnings per share) in the six months ended June 30, 2025 compared to adjusted net earnings of $121.8 million ($0.60 adjusted earnings per share) in the six months ended June 30, 2024. Adjustments of non-recurring items from the higher net earnings, among other things, include a $73.5 million recovery on one-time recognition of a deferred tax asset, a $44.7 million unrealized loss on derivative instruments, and a $26.3 million gain on foreign exchange due to the translation of deferred tax balances.

4 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this news release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's June 30, 2025 MD&A.

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Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2025	2024	2025	2024
Consolidated
Ounces produced	133,769	122,319	249,662	239,430
Ounces sold	131,489	121,226	247,752	237,234
Production costs	$162.2	$127.8	$310.5	$250.8
Total cash costs ($/oz sold) (1,2)	$1,064	$940	$1,106	$931
All-in sustaining costs ($/oz sold) (1,2)	$1,520	$1,331	$1,538	$1,297
Sustaining capital expenditures (2)	$44.1	$30.9	$76.9	$59.9
Kisladag
Ounces produced	46,058	38,990	90,377	76,513
Ounces sold	45,290	39,646	89,628	76,344
Production costs	$52.7	$38.2	$100.2	$69.2
Total cash costs ($/oz sold) (1,2)	$1,133	$941	$1,086	$883
All-in sustaining costs ($/oz sold) (1,2)	$1,324	$1,055	$1,232	$988
Sustaining capital expenditures (2)	$6.5	$3.1	$8.8	$5.2
Lamaque
Ounces produced	50,640	47,391	91,078	89,690
Ounces sold	49,447	43,625	91,652	88,245
Production costs	$36.1	$33.6	$71.9	$68.8
Total cash costs ($/oz sold) (1,2)	$721	$759	$774	$769
All-in sustaining costs ($/oz sold) (1,2)	$1,231	$1,233	$1,305	$1,248
Sustaining capital expenditures (2)	$25.4	$20.1	$48.1	$41.1
Efemcukuru
Ounces produced	21,093	22,397	40,400	40,898
Ounces sold	20,779	22,462	38,569	41,076
Production costs	$28.5	$24.8	$53.2	$46.6
Total cash costs ($/oz sold) (1,2)	$1,335	$1,087	$1,345	$1,117
All-in sustaining costs ($/oz sold) (1,2)	$1,667	$1,288	$1,613	$1,220
Sustaining capital expenditures (2)	$6.4	$3.6	$9.4	$6.0
Olympias
Ounces produced	15,978	13,541	27,807	32,329
Ounces sold	15,973	15,493	27,903	31,568
Production costs	$44.8	$31.3	$85.1	$66.3
Total cash costs ($/oz sold) (1,2)	$1,578	$1,231	$1,929	$1,260
All-in sustaining costs ($/oz sold) (1,2)	$1,967	$1,522	$2,341	$1,524
Sustaining capital expenditures (2)	$5.8	$4.1	$10.7	$7.6
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 46,058 ounces of gold in Q2 2025, an 18% increase from 38,990 ounces in Q2 2024. The increase was primarily due to higher grades stacked in prior periods and accelerated drawdown of inventory as a result of the optimization efforts put in place in 2024. Average grade of tonnes placed decreased to 0.74 grams per tonne in Q2 2025 from 0.92 grams per tonne in Q2 2024, resulting in lower recoverable ounces stacked compared to Q2 2024.
Revenue increased to $150.4 million in Q2 2025 from $94.0 million in Q2 2024, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $52.7 million in Q2 2025 from $38.2 million in Q2 2024, primarily due to higher direct operating costs as a result of rising labour costs driven by inflation exceeding the devaluation of local currency. Other increases include higher royalty expense as a result of both the higher average realized gold price and higher gold sales. As a result, total cash costs per ounce increased to $1,133 in Q2 2025 from $941 in Q2 2024.
AISC per ounce sold increased to $1,324 in Q2 2025 from $1,055 in Q2 2024, primarily due to the increase in total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures were $6.5 million in Q2 2025 and $8.8 million in the six months ended June 30, 2025, which primarily included equipment rebuilds. Growth capital investment of $22.3 million and $43.0 million in the three and six months ended June 30, 2025 was primarily for waste stripping and associated equipment costs to support the extended mine life and continued construction of the second phase of the NHLP.
The investment focused on closing the high pressure grinding rolls ("HPGR") circuit with additional screening and whole ore agglomeration is on track for an update alongside the third quarter results. Additionally, a decision has been made to accelerate the expansion of the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR.
The geometallurgical study for characterization of future mining phases has been decoupled from the investment in the HPGR circuit and is now expected be complete in Q1 2026, as a response to slower than expected progress in drilling, core logging, and metallurgical testing.
For 2025, production guidance at Kisladag is forecast to be 160,000 to 170,000 ounces of gold. Production is expected to decrease with lower grades expected in the second half of the year.
Lamaque
Lamaque produced 50,640 ounces of gold in Q2 2025, an increase of 7% from 47,391 ounces in Q2 2024. The increase was due to higher throughput, benefiting from the early processing of a portion of the second Ormaque bulk sample, but partially offset by lower ore grade. Average grade decreased to 6.62 grams per tonne in Q2 2025 from 6.95 grams per tonne in Q2 2024.
Revenue increased to $164.8 million in Q2 2025 from $102.8 million in Q2 2024, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs slightly increased to $36.1 million in Q2 2025 from $33.6 million in Q2 2024, due to increased volumes sold, as well as slightly higher costs of labour and royalties due to the higher average realized gold price. Overall, total cash costs per ounce decreased to $721 in Q2 2025 from $759 in Q2 2024 due to higher volumes sold.
AISC per ounce sold was $1,231 in Q2 2025, comparable to $1,233 in Q2 2024, primarily due to lower total cash costs per ounce, partially offset by higher sustaining capital expenditures.
Sustaining capital expenditures of $25.4 million in Q2 2025 and $48.1 million in the six months ended June 30, 2025 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility (Phase 6). Growth capital investment of $16.4 million in Q2 2025 and $29.0 million in the six months ended June 30, 2025 was primarily related to the Ormaque development, construction of the water management structure at the north basin, as well as resource conversion drilling.
In 2025, production guidance at Lamaque is forecast to be 170,000 to 180,000 ounces of gold. Production is expected to decrease as a result of lower grades in the second half of the year.

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Efemcukuru
Efemcukuru produced 21,093 ounces of gold in Q2 2025, a 6% decrease from 22,397 ounces in Q2 2024. The slight decrease was primarily driven by lower ore grade, which decreased to 5.75 grams per tonne from 5.92 grams per tonne.
Revenue increased to $70.7 million in Q2 2025 from $55.3 million in Q2 2024. The increase was due to the higher average realized gold price, partially offset by slightly lower gold ounces sold.
Production costs increased to $28.5 million in Q2 2025 from $24.8 million in Q2 2024, primarily due to higher direct operating costs as a result of rising labour costs driven by inflation exceeding the devaluation of local currency, and royalties, primarily a result of higher gold price. Along with lower sales volumes, this resulted in an increase to total cash costs per ounce sold to $1,335 in Q2 2025 from $1,087 in Q2 2024.
AISC per ounce sold increased to $1,667 in Q2 2025 from $1,288 in Q2 2024, primarily due to higher total cash costs per ounce and higher sustaining capital expenditures, partially offset by lower capitalized exploration.
Sustaining capital expenditures of $6.4 million in Q2 2025 and $9.4 million in the six months ended June 30, 2025 were primarily underground development and equipment purchases. Growth capital investment of $3.5 million in Q2 2025 and $5.2 million in the six months ended June 30, 2025 supported underground development towards the Kokarpinar vein.
For 2025, production guidance at Efemcukuru is forecast to be 70,000 to 80,000 ounces of gold. Production is expected to be slightly weaker in the second half of the year due to mine sequencing as operations move into the Kokarpinar zone.
Olympias
Olympias produced 15,978 ounces of gold in Q2 2025, an 18% increase from 13,541 ounces in Q2 2024 and was driven by higher tonnes milled and slightly higher gold grades. During Q1 2025, production was impacted by flotation circuit stability issues. While the technical issue has been identified and modifications to the backfill blend have been implemented, some impacted ore remains to be processed in 2025. This material is expected to be isolated and treated selectively. The plant returned to normal operating conditions in early Q2 2025.
Revenue increased to $65.9 million in Q2 2025 from $45.0 million in Q2 2024, primarily as a result of the higher average realized gold price.
Production costs increased to $44.8 million in Q2 2025 from $31.3 million in Q2 2024 driven by increases in labour costs and impact of the strengthening Euro. These higher costs were partially offset by lower transport costs and higher by-product credits, as well as impacts of realized gains on Euro foreign currency collar hedges. Overall, total cash costs per ounce sold increased to $1,578 in Q2 2025 from $1,231 in Q2 2024.
AISC per ounce sold increased to $1,967 in Q2 2025 from $1,522 in Q2 2024 primarily due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $5.8 million in Q2 2025 and $10.7 million in the six months ended June 30, 2025 primarily included underground development and process improvements. Growth capital investment of $5.1 million in Q2 2025 and $8.9 million in the six months ended June 30, 2025 was primarily related to underground development and other mill expansion infrastructure.
During the second quarter, the mill expansion to 650ktpa commenced, beginning with the earthworks. As a result of delays in permitting and detailed engineering, the expansion is anticipated to be completed in mid-2026.
For 2025, production guidance at Olympias is forecast to be 60,000 to 70,000 ounces of gold. Production is expected to increase slightly in the second half of the year, driven by slightly higher throughput and grades resulting from planned mine sequencing.

10

For further information on the Company's operating results for the second quarter of 2025, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Second Quarter 2025 Results will be held by senior management on Friday, August 1, 2025 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=QtHneibm
Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10200405/ff552afeae
Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Conference Call Details		Replay (available until Sept. 12, 2025)
Date:	August 1, 2025	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	+1 855 669 9658
Dial in:	+1 647 846 2782	Access code:	9731074
Toll free:	+1 833 752 3325

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations, Communications & External Affairs
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications and Public Affairs
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

11

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this news release, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital.
Please see the June 30, 2025 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the June 30, 2025 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Production costs	$162.2	$127.8	$310.5	$250.8
By-product credits and other (1)	(25.0)	(17.9)	(41.4)	(37.4)
Concentrate deductions (2)	$2.8	$3.9	$4.9	$7.5
Total cash costs	$139.9	$113.9	$274.0	$220.9
Gold ounces sold	131,489	121,226	247,752	237,234
Total cash cost per ounce sold	$1,064	$940	$1,106	$931
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended June 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.4)	$0.3	($1.8)	$13.3	$51.3	45,290	$1,133
Lamaque	35.5	(0.5)	0.1	(1.4)	1.9	35.6	49,447	721
Efemcukuru	19.6	(1.8)	3.7	(0.3)	6.5	27.7	20,779	1,335
Olympias	38.5	(21.4)	4.1	(3.0)	6.9	25.2	15,973	1,578
Total consolidated	$134.5	($25.0)	$8.2	($6.5)	$28.7	$139.9	131,489	$1,064
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

12

For the six months ended June 30, 2025:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$82.9	($2.9)	$0.4	($7.0)	$23.9	$97.4	89,628	$1,086
Lamaque	66.8	(0.9)	0.2	1.5	3.3	70.9	91,652	774
Efemcukuru	37.4	(3.3)	7.3	(1.7)	12.2	51.9	38,569	1,345
Olympias	73.0	(34.3)	7.1	(3.6)	11.5	53.8	27,903	1,929
Total consolidated	$260.2	($41.4)	$15.1	($10.8)	$50.9	$274.0	247,752	$1,106
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the three months ended June 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$33.6	($0.9)	$0.2	($3.1)	$7.5	$37.3	39,646	$941
Lamaque	33.8	(0.5)	0.1	(1.5)	1.2	33.1	43,625	759
Efemcukuru	17.6	(1.7)	4.0	(0.5)	5.0	24.4	22,462	1,087
Olympias	27.3	(14.8)	4.4	(1.9)	4.1	19.1	15,493	1,231
Total consolidated	$112.3	($17.9)	$8.6	($7.0)	$17.8	$113.9	121,226	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2024:

	Direct operating costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$69.2	($1.8)	$0.4	($12.6)	$12.2	$67.4	76,344	$883
Lamaque	68.4	(0.9)	0.2	(2.2)	2.4	67.9	88,245	769
Efemcukuru	33.0	(3.4)	7.7	(0.4)	9.0	45.9	41,076	1,117
Olympias	57.9	(31.4)	9.3	(4.4)	8.4	39.8	31,568	1,260
Total consolidated	$228.5	($37.4)	$17.6	($19.7)	$32.0	$220.9	237,234	$931
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

13

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Total cash costs	$139.9	$113.9	$274.0	$220.9
Corporate and allocated G&A	13.7	13.3	24.9	24.4
Exploration and evaluation costs	(0.2)	1.1	0.4	2.0
Reclamation costs and amortization	2.5	2.1	4.9	0.5
Sustaining capital expenditure	44.1	30.9	76.9	59.9
AISC	$199.9	$161.3	$381.1	$307.8
Gold ounces sold	131,489	121,226	247,752	237,234
AISC per ounce sold	$1,520	$1,331	$1,538	$1,297

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
General and administrative expenses (from consolidated statement of operations)	$9.5	$10.3	$16.6	$19.8
Add:
Share-based payments expense	4.2	3.7	8.5	5.7
Employee benefit plan expense from corporate and operating gold mines	1.1	0.9	2.1	2.0
Less:
General and administrative expenses related to non-gold mines and in-country offices	—	(0.2)	—	(0.7)
Depreciation in G&A	(0.5)	(0.9)	(0.9)	(1.7)
Business development	(0.2)	(0.2)	(0.5)	(0.5)
Development projects	(0.4)	(0.2)	(0.9)	(0.5)
Adjusted corporate general and administrative expenses	$13.7	$13.2	$24.9	$24.0
Regional general and administrative costs allocated to gold mines	(0.7)	0.1	(1.4)	0.4
Corporate and allocated general and administrative expenses per AISC	$13.0	$13.3	$23.5	$24.4

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Exploration and evaluation expense (from consolidated statement of operations) (1)	$7.3	$3.4	$14.2	$7.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	(0.2)	1.1	0.4	2.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(7.3)	(3.4)	(14.2)	(7.8)
Exploration and evaluation costs per AISC	($0.2)	$1.1	$0.4	$2.0
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

14

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.5	$1.2	$3.0	$2.4
Add:
Depreciation related to asset retirement obligation assets	1.2	1.1	2.4	(1.5)
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.5)	(0.4)
Reclamation costs and amortization per AISC	$2.5	$2.1	$4.9	$0.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Additions to property, plant and equipment (from segment note in the condensed consolidated interim financial statements) (1)	$241.0	$165.7	$414.1	$287.7
Growth and development project capital investment - gold mines	(47.0)	(42.3)	(85.7)	(75.0)
Growth and development project capital investment - other	(148.8)	(90.4)	(248.5)	(150.1)
Sustaining capital exploration	0.2	(1.1)	(0.4)	(2.0)
Sustaining equipment leases	(0.6)	0.4	(1.9)	0.8
Corporate leases	(0.7)	(1.4)	(0.7)	(1.4)
Sustaining capital expenditure at operating gold mines	$44.1	$30.9	$76.9	$59.9
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended June 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$51.3	$0.4	$—	$1.8	$6.5	$60.0	45,290	$1,324
Lamaque	35.6	—	(0.2)	0.1	25.4	60.9	49,447	1,231
Efemcukuru	27.7	0.3	—	0.2	6.4	34.6	20,779	1,667
Olympias	25.2	—	—	0.4	5.8	31.4	15,973	1,967
Corporate (1)	—	13.0	—	—	—	13.0	—	99
Total consolidated	$139.9	$13.7	($0.2)	$2.5	$44.1	$199.9	131,489	$1,520
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

15

For the six months ended June 30, 2025:

	Total Cash Costs	Corporate & allocated G&A	Exploration Costs	Reclamation costs and amortization	Sustaining Capex	Total AISC	Gold Ounces Sold	Total AISC Per Ounce sold
Kisladag	$97.4	$0.7	$—	$3.6	$8.8	$110.4	89,628	$1,232
Lamaque	70.9	—	0.4	0.2	48.1	119.6	91,652	1,305
Efemcukuru	51.9	0.7	—	0.3	9.4	62.2	38,569	1,613
Olympias	53.8	—	—	0.8	10.7	65.3	27,903	2,341
Corporate (1)	—	23.5	—	—	—	23.5	—	95
Total consolidated	$274.0	$24.9	$0.4	$4.9	$76.9	$381.1	247,752	$1,538
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended June 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$37.3	$—	$—	$1.5	$3.1	$41.8	39,646	$1,055
Lamaque	33.1	—	0.5	0.1	20.1	53.8	43,625	1,233
Efemcukuru	24.4	0.1	0.6	0.2	3.6	28.9	22,462	1,288
Olympias	19.1	—	—	0.4	4.1	23.6	15,493	1,522
Corporate (1)	—	13.2	—	—	—	13.2	—	109
Total consolidated	$113.9	$13.3	$1.1	$2.1	$30.9	$161.3	121,226	$1,331
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the six months ended June 30, 2024:

	Total Cash Costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$67.4	$—	$—	$2.8	$5.2	$75.4	76,344	$988
Lamaque	67.9	—	0.8	0.3	41.1	110.1	88,245	1,248
Efemcukuru	45.9	0.4	1.1	(3.3)	6.0	50.1	41,076	1,220
Olympias	39.8	—	—	0.7	7.6	48.1	31,568	1,524
Corporate (1)	—	24.0	—	—	—	24.0	—	101
Total consolidated	$220.9	$24.4	$2.0	$0.5	$59.9	$307.8	237,234	$1,297
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

16

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.4	$—	($1.4)	$149.0	45,290	$3,289
Lamaque	164.8	—	(0.5)	164.3	49,447	3,323
Efemcukuru	70.7	1.0	(1.8)	69.9	20,779	3,364
Olympias	65.9	1.8	(20.8)	46.8	15,973	2,932
Total consolidated	$451.7	$2.8	($24.5)	$430.0	131,489	$3,270
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$279.6	$—	($2.9)	$276.7	89,628	$3,087
Lamaque	286.8	—	(0.9)	285.9	91,652	3,119
Efemcukuru	128.2	1.9	(3.3)	126.8	38,569	3,287
Olympias	112.4	3.0	(33.7)	81.6	27,903	2,926
Total consolidated	$807.0	$4.9	($40.8)	$771.1	247,752	$3,112
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$94.0	$—	($0.9)	$93.1	39,646	$2,347
Lamaque	102.8	—	(0.5)	102.4	43,625	2,347
Efemcukuru	55.3	1.4	(1.7)	55.0	22,462	2,448
Olympias	45.0	2.6	(14.8)	32.8	15,493	2,115
Total consolidated	$297.1	$3.9	($17.9)	$283.2	121,226	$2,336
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

17

For the six months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$171.0	$—	($1.8)	$169.3	76,344	$2,217
Lamaque	196.3	—	(0.9)	195.4	88,245	2,214
Efemcukuru	96.6	2.6	(3.4)	95.9	41,076	2,335
Olympias	91.1	4.9	(31.4)	64.6	31,568	2,048
Total consolidated	$555.1	$7.5	($37.4)	$525.2	237,234	$2,214
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Earnings before income tax (1)	$172.2	$78.1	$214.5	$129.3
Depreciation and amortization (2)	66.4	60.3	127.0	115.7
Interest income	(9.0)	(6.2)	(17.2)	(11.3)
Finance costs	0.7	7.1	12.9	7.1
EBITDA	$230.3	$139.3	$337.2	$240.7
Loss (gain) on disposal of assets	0.2	0.4	(7.1)	0.6
Unrealized (gain) loss on derivative instruments	(18.7)	12.0	44.7	28.9
Adjusted EBITDA	$211.8	$151.6	$374.8	$270.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net earnings attributable to shareholders of the Company (1)	$139.0	$56.4	$211.0	$91.6
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (2)	(22.8)	(1.9)	(26.3)	3.4
(Increase) decrease in fair value of redemption option derivative	(7.3)	0.1	(7.9)	(2.0)
Unrealized (gain) loss on derivative instruments	(18.7)	12.0	44.7	28.9
Tax recovery on recognition of deferred tax asset	—	—	(73.5)	—
Discount on sale of marketable securities	—	—	5.1	—
Gain on sale of mining licenses	—	—	(6.5)	—
Total adjusted net earnings	$90.1	$66.6	$146.5	$121.8
Weighted average shares outstanding (thousands)	204,907	204,075	204,835	203,391
Adjusted net earnings per share ($/share)	$0.44	$0.33	$0.72	$0.60
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Q2 2025 includes $22.8 million gain (2024 - $5.7 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $7.6 million gain) on Turkiye tax inflation accounting. Six months ended June 30, 2025 includes $26.3 million gain (2024 - $25.0 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $21.6 million gain) on Turkiye tax inflation accounting.

18

Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$158.2	$112.2	$288.6	$207.5
Less: Cash used in investing activities	(217.2)	(144.3)	(222.0)	(280.5)
Add back: Decrease in term deposits	—	—	—	(1.1)
Less: Proceeds from sale of mining licenses	(2.5)	—	(2.5)	—
(Less) add back: (Proceeds from sale) purchases of marketable securities	—	—	(155.1)	11.1
Free cash flow	($61.6)	($32.0)	($91.0)	($63.0)
Add back: Skouries cash capital expenditures	112.1	60.8	200.3	116.5
Add back: Capitalized interest paid (2)	10.9	5.2	20.0	14.1
Free cash flow excluding Skouries	$61.5	$33.9	$129.4	$67.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2025	Q2 2024	YTD 2025	YTD 2024
Net cash generated from operating activities (1)	$158.2	$112.2	$288.6	$207.5
Less: Changes in non-cash working capital	(43.8)	(19.9)	(49.9)	(33.0)
Cash flow from operating activities before changes in working capital	$202.0	$132.2	$338.5	$240.5
(1)Amounts presented are from continuing operations only and exclude the Romania segment.

19

Forward-looking Statements and Information
Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: 2025 production and cost outlook, including annual production guidance and expected production performance in the second half of the year (for various properties), expected total cash costs, and expected all-in sustaining costs; management’s views on achieving full year guidance, delivering production growth and declining costs in the future; with respect to the Skouries Project, the expectation of first production within the year and management focus to achieve first gold on schedule; updated project schedule and project capital cost estimates; the timing of first production, expected 2026 gold and copper production; timing of commercial production; expectations with respect to completion of additional pre-commercial production mining and resulting accelerated operational capital estimates; specific activities and milestones anticipated to occur with respect to construction, development, engineering, procurement and operational readiness (including expectations for commencement of open pit mining in the first part of Q3 2025); with respect to Kisladag, expectations for continued waste stripping and construction of the North Heap Leach Pad and related infrastructure, expected timing of results from engineering and geometallurgical studies; with respect to Efemcukuru, expectations to move operations into the Kokarpinar zone; non-IFRS financial measures and ratios; expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the scope and timing related to the awarding of key contract packages and approval thereof; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and two underground test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.

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In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules ; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability

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to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this news release with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this news release qualify as reserves under SEC standards
•the measured and indicated mineral resources in this news release will ever be converted to reserves; and
•the inferred mineral resources in this news release are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2024, a summary of which was published on December 11, 2024. In addition, the Company filed the following Amended Technical Report on SEDAR+ and EDGAR in Q1 2025: Amended Technical Report titled "Technical Report, Lamaque Complex, Quebec, Canada" with an effective date of December 31, 2024. The updated Technical Report does not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 11, 2024.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

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Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

23

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$1,078,572	$856,797
Accounts receivable and other	4	235,397	190,676
Inventories	5	290,360	278,995
Current other assets	6	—	138,932
Current derivative assets	16	4,165	52
Assets held for sale		13,821	16,686
		1,622,315	1,482,138
Restricted cash		2,319	2,177
Deferred tax assets		19,487	19,487
Other assets	6	128,245	120,418
Non-current derivative assets	16	15,141	—
Property, plant and equipment		4,423,730	4,118,782
Goodwill		92,591	92,591
		$6,303,828	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$409,310	$366,690
Current portion of lease liabilities		5,936	4,693
Current portion of asset retirement obligation		5,351	5,071
Current derivative liabilities	16	70,927	25,587
Liabilities associated with assets held for sale		10,321	10,133
		501,845	412,174
Debt	7	1,157,148	915,425
Lease liabilities		10,511	10,030
Employee benefit plan obligations		11,985	10,910
Asset retirement obligations		133,581	127,925
Non-current derivative liabilities	16	54,307	35,743
Deferred income tax liabilities		347,980	434,939
		2,217,357	1,947,146
Equity
Share capital	12	3,423,439	3,433,778
Shares held in trust for restricted share units	12	(9,162)	(12,970)
Contributed surplus		2,583,047	2,612,762
Accumulated other comprehensive (loss) income		(21,070)	56,183
Deficit		(1,879,249)	(2,193,163)
Total equity attributable to shareholders of the Company		4,097,005	3,896,590
Attributable to non-controlling interests		(10,534)	(8,143)
		4,086,471	3,888,447
		$6,303,828	$5,835,593
Subsequent events (Note 12, Note 16(d(iv)), Note 20)
Approved on behalf of the Board of Directors

    (signed) Teresa Conway    Director            (signed) George Burns    Director
Date of approval: July 31, 2025

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Revenue
Metal sales	8	$451,724	$297,141	$806,969	$555,108

Cost of sales
Production costs		162,158	127,809	310,469	250,815
Depreciation and amortization		65,963	59,438	126,132	113,917
		228,121	187,247	436,601	364,732

Earnings from mine operations		223,603	109,894	370,368	190,376

Exploration and evaluation expenses		7,253	3,386	14,243	7,819
Mine standby costs		4,656	1,937	8,787	4,623
General and administrative expenses		9,521	10,265	16,587	19,759
Employee benefit plan expense		1,087	864	2,101	2,038
Share-based payments expense	13	4,183	3,676	8,545	5,725
Write-down of assets		2,476	688	5,165	1,410
Foreign exchange loss (gain)		18,524	(1,376)	24,808	(1,548)
Earnings from operations		175,903	90,454	290,132	150,550

Other expense	9	(3,012)	(5,286)	(62,739)	(14,220)
Finance costs	10	(669)	(7,085)	(12,913)	(7,053)
Earnings from continuing operations before income tax		172,222	78,083	214,480	129,277
Income tax expense	11	33,295	21,711	687	37,763
Net earnings from continuing operations		138,927	56,372	213,793	91,514
Net loss from discontinued operations, net of tax		(4,123)	(1,117)	(5,456)	(2,498)
Net earnings for the period		$134,804	$55,255	$208,337	$89,016

Net earnings (loss) attributable to:
Shareholders of the Company		138,009	55,480	210,411	89,085
Non-controlling interests		(3,205)	(225)	(2,074)	(69)
Net earnings for the period		$134,804	$55,255	$208,337	$89,016

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		138,999	56,384	210,982	91,578
Discontinued operations		(990)	(904)	(571)	(2,493)
		$138,009	$55,480	$210,411	$89,085

Net (loss) earnings attributable to non-controlling Interests:
Continuing operations		(72)	(12)	2,811	(64)
Discontinued operations		(3,133)	(213)	(4,885)	(5)
		$(3,205)	$(225)	$(2,074)	$(69)

Weighted average number of shares outstanding:
Basic	12	204,906,884	204,075,131	204,834,871	203,390,674
Diluted	12	206,960,823	205,490,897	206,734,858	204,712,604

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.67	$0.27	$1.03	$0.44
Diluted earnings per share		$0.67	$0.27	$1.02	$0.44

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.68	$0.28	$1.03	$0.45
Diluted earnings per share		$0.67	$0.27	$1.02	$0.45

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Net earnings for the period	$134,804	$55,255	$208,337	$89,016
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	7,418	20,372	29,937	55,245
Income tax expense on change in fair value of investments in marketable securities	(985)	(2,745)	(4,006)	(7,448)
Actuarial gains (losses) on employee benefit plans	235	(838)	420	(755)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(57)	200	(101)	178
Total other comprehensive income for the period	6,611	16,989	26,250	47,220
Total comprehensive income for the period	$141,415	$72,244	$234,587	$136,236

Total comprehensive income (loss) attributable to:
Shareholders of the Company	144,620	72,469	236,661	136,305
Non-controlling interests	(3,205)	(225)	(2,074)	(69)
	$141,415	$72,244	$234,587	$136,236

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$138,927	$56,372	$213,793	$91,514
Adjustments for:
Depreciation and amortization		66,415	60,320	127,032	115,664
Finance costs	10	669	7,085	12,913	7,053
Interest income	9	(8,964)	(6,235)	(17,221)	(11,286)
Foreign exchange loss (gain)		18,122	(325)	24,685	1,337
Income tax expense	11	33,295	21,711	687	37,763
Loss (gain) on disposal of assets		229	375	(7,059)	557
Unrealized (gain) loss on derivative contracts	9	(18,740)	11,966	44,650	28,853
Write-down of assets		2,476	688	5,165	1,410
Share-based payments expense	13	4,183	3,676	8,545	5,725
Employee benefit plan expense		1,087	864	2,101	2,038
		237,699	156,497	415,291	280,628
Property reclamation payments		(1,609)	(658)	(2,404)	(1,493)
Employee benefit plan payments		(369)	(326)	(789)	(920)
Income taxes paid		(42,705)	(29,567)	(90,820)	(49,041)
Interest received		8,964	6,235	17,221	11,286
Changes in non-cash operating working capital	14	(43,813)	(19,936)	(49,921)	(32,960)
Net cash generated from operating activities of continuing operations		158,167	112,245	288,578	207,500
Net cash generated from (used in) operating activities of discontinued operations		118	(328)	309	(218)

Investing activities
Additions to property, plant and equipment		(191,195)	(133,092)	(349,690)	(253,780)
Capitalized interest paid		(10,904)	(5,180)	(20,020)	(14,088)
Proceeds from the sale of property, plant and equipment		382	4	480	16
Proceeds from sale of mining licenses		2,500	—	2,500	—
Value added taxes related to mineral property expenditures, net		(14,357)	(6,021)	(1,051)	(2,625)
Sale (purchase) of investments in marketable securities		—	—	155,078	(11,130)
Deposit on property, plant and equipment		(3,650)	—	(9,266)	—
Decrease in other investments		—	—	—	1,136
Net cash used in investing activities of continuing operations		(217,224)	(144,289)	(221,969)	(280,471)

Financing activities
Issuance of common shares for cash, net of share issuance costs		5,214	7,703	7,527	12,319
(Distributions to) contributions from non-controlling interests		(317)	—	(317)	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	180,610	111,291	180,610	126,603
Proceeds from VAT Facility	7	21,803	13,789	37,559	19,306
Repayments of VAT Facility	7	(10,014)	(15,489)	(28,404)	(15,489)
Term Facility commitment fees		(1,372)	(2,201)	(1,372)	(2,201)
Interest paid		(1,965)	(1,692)	(10,427)	(10,039)
Principal portion of lease liabilities		(1,180)	(1,052)	(2,526)	(2,164)
Purchase of shares for cancellation	12	(44,588)	—	(44,588)	—
Purchase of shares held in trust for restricted share units	12	(2,416)	—	(4,226)	(958)
Net cash generated from financing activities of continuing operations		145,775	112,349	133,836	127,550

Effect of exchange rates on cash and cash equivalents		13,712	—	21,330	—

Net increase in cash and cash equivalents		100,548	79,977	222,084	54,361
Cash and cash equivalents - beginning of period		978,142	514,747	856,797	540,473
Change in cash in disposal group held for sale		(118)	328	(309)	218
Cash and cash equivalents - end of period		$1,078,572	$595,052	$1,078,572	$595,052

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2025 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Share capital
Balance beginning of period		$3,442,250	$3,419,937	$3,433,778	$3,413,365
Shares issued upon exercise of share options		6,098	7,703	8,411	12,319
Shares issued upon exercise of performance share units		—	499	5,282	499
Transfer of contributed surplus on exercise of options		2,307	3,128	3,184	5,084
Shares repurchased and cancelled, net of tax		(26,405)	—	(26,405)	—
Share issuance costs		(811)	—	(811)	—
Balance end of period	12	$3,423,439	$3,431,267	$3,423,439	$3,431,267

Shares held in trust for restricted share units
Balance beginning of period		$(12,965)	$(13,128)	$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(2,416)	—	(4,226)	(958)
Shares redeemed upon exercise of restricted share units		6,219	971	8,034	8,064
Balance end of period	12	$(9,162)	$(12,157)	$(9,162)	$(12,157)

Contributed surplus
Balance beginning of period		$2,607,605	$2,608,886	$2,612,762	$2,617,216
Shares repurchased and cancelled		(19,074)	—	(19,074)	—
Share-based payment arrangements		3,042	3,284	5,859	4,003
Shares redeemed upon exercise of restricted share units		(6,219)	(971)	(8,034)	(8,064)
Shares redeemed upon exercise of performance share units		—	(499)	(5,282)	(499)
Transfer to share capital on exercise of options		(2,307)	(3,128)	(3,184)	(5,084)
Balance end of period		$2,583,047	$2,607,572	$2,583,047	$2,607,572

Accumulated other comprehensive (loss) income
Balance beginning of period		$(27,681)	$25,480	$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		6,611	16,989	26,250	47,220
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		$—	$—	$(103,503)	$—
Balance end of period		$(21,070)	$42,469	$(21,070)	$42,469

Deficit
Balance beginning of period		$(2,017,258)	$(2,454,815)	$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		138,009	55,480	210,411	89,085
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		$—	$—	$103,503	$—
Balance end of period		$(1,879,249)	$(2,399,335)	$(1,879,249)	$(2,399,335)
Total equity attributable to shareholders of the Company		$4,097,005	$3,669,816	$4,097,005	$3,669,816

Non-controlling interests
Balance beginning of period		$(7,012)	$(5,853)	$(8,143)	$(6,182)
Loss attributable to non-controlling interests		(3,205)	(225)	(2,074)	(69)
(Distributions to) contributions from non-controlling interests		(317)	—	(317)	173
Balance end of period		$(10,534)	$(6,078)	$(10,534)	$(6,078)
Total equity		$4,086,471	$3,663,738	$4,086,471	$3,663,738

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2025 for notes to the accounts.